U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For July 28, 2005
TRAMFORD INTERNATIONAL LIMITED
Room 2413, 24/F., Shui On Centre
8 Harbour Road Central, Hong Kong
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): -

Tramford Announces Appointment of Independent Directors and members of the Nominating Committee
Appointment of Independent Directors
Nominating Committee:
SIGNATURE
NOMINATING COMMITTEE CHARTER

Tramford Announces Appointment of Independent Directors and members of the Nominating Committee
HONG KONG — July 28, 2005 — Tramford International Limited (NASDAQ: TRFDF) (“Tramford” or the “Company”) today announced the appointments of the Independent Directors and the establishment of the Company’s Nominating Committee pursuant to board resolutions passed on July 28, 2005:
Appointment of Independent Directors
Mr. Weidong Wang and Dr. Xinping Shi were appointed Independent Directors pursuant to a board resolution passed on July 28, 2005.
Mr. Weidong Wang had been the Business Representative of Henan Province in Australia from February 1990 to June 1991 and the Business Director of China National Cereals, Oils & Foodstuffs Import & Export Corporation from 1991 to 2000. Since March 2000, Mr. Wang has been appointed the Deputy General Manager of Ceroilfood Enterprises Limited — Foreign Office of China Business Department, in charge of overseas business development and management. Mr. Wang has ample experience in national cereals, oils and foodstuffs import and export industry and has extensive access to sale channels all over the world. He was awarded the qualification of International Business Engineer in 1994 in China, and obtained his master degree in public finance from Tianjin University of Finance & Economics in 1999 and MBA degree in 2000 from Murdoch University, Australia.
Dr. Xinping Shi is the Director of Logistics Management Research Centre of the Hong Kong Baptist University, Coordinator of the focused research area of Logistics and Supply Chain Management of the School of Business of the University and Associate Professor of the Department of Finance and Decision Sciences of the University. Dr. Shi had served as the Independent Director of China Merchants Shekou Holdings Company Limited, a company listed on the Shenzhen Stock Exchange, the Director of Weboptimal International Limited, a management consulting firm, Guest Professor of the College of Logistic, the Beijing Normal University and Advisor of the Chamber of Hong Kong Logistics. Dr. Shi obtained his PhD and MBA degrees from Middlesex University and Lancaster University, UK respectively and the Bachelor of Science degree from North-Western Polytechnic University, Xian, China.
Following the above appointments, the Directors of the Company as at the date of this announcement are as follows: -
Executive Directors:
Changshan Zhao, Ju Zhang, Jeff Qian, Alan Li and Michael Siu
Independent Directors
Peter Fu, L. C. Wan, Meng Wan, Yezhong Ni, Weidong Wang and Xinping Shi

Nominating Committee:
The Board of Directors approved the establishment of the Company’s Nominating Committee (the “Committee”) and adoption of its charter (as included in Exhibit 1) pursuant to a resolution of the Board of Directors passed on July 28, 2005. Mr. Meng Wan, Mr. Weidong Wang and Dr. Xinping Shi were appointed members of the Committee and Mr. Wang Meng was appointed the Chairman of the Committee.
About Tramford
Tramford, through its subsidiaries, is engaged in network security and related software development businesses. The major customers include large enterprises and government bureaus.

Contact:	Tramford International Limited
Michael Siu,
Telephone: (852) 31128461
	Email:	michael.siu@tramford.com
investor.relations@tramford.com
info@tramford.com

Source:	Tramford International Limited

SIGNATURE
Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tramford International Limited (Registrant)

Dated: July 28, 2005	By:	/s/ Michael Siu
		Name:	Michael Siu
		Title:	Executive Director Chief Financial Officer Company Secretary